Contact

www.linkedin.com/in/abenadi-richards-8626894a (LinkedIn)


## Top Skills

Fitness

Sports

Athletics

# Abenadi Richards

Founder @ From the Farm | Revolutionizing American Food System | Helping Americans "Shake The Hand That Feeds Them" | Combat Veteran

Cody, Wyoming, United States

## Summary


AJ Richards is a combat veteran, entrepreneur, and CEO of Sustenance Earth Inc, a SAAS marketplace that connects consumers directly to local food producers. With over 3.5 years of experience in leading this innovative venture, he is redefining the food supply chain model in the US and enhancing food security for families.

AJ's passion for agriculture and food quality stems from his family ranching background in Southern Utah. He has witnessed the challenges and inefficiencies of the centralized food system and its impact on farmers and consumers. He has leveraged his skills in sales, marketing, and fitness to create a platform that empowers people to source their food locally and reduce their dependence on corporate food systems. His ultimate goal is to bring fresh, nutritious, and sustainable food to tables across the US while transforming the food industry and benefiting the environment.


## Experience

### From the Farm

Chief Executive Officer

March 2020 - Present (4 years 7 months)

Utah, United States

Redesigning the way Americans source their food direct from their local food growers. Buy and eat local.

### Feed the People By the People

Founder

August 2021 - Present (3 years 2 months)

United States

You don’t know who your farmer is?

Sustenance is changing that!

## Utah Beef Producers
Chief Strategist
August 2023 - February 2024 (7 months)
Richfield, Utah, United States

At UBP in Richfield, Utah, I am at the forefront of revolutionizing the role a harvest facility plays in the American food supply chain. Beyond just processing, we are building bridges between ranchers, consumers, commercial entities, and communities. We're creating an integrated ecosystem where every link in the chain – from ranchers to end consumers – is strengthened. By focusing on local beef, we're bolstering Utah's food security and extending our reach to the entire Western region. This isn't just about meat; it's about forging a sustainable, transparent, and resilient food system where all stakeholders thrive. Our facility is reimagining the traditional model, with the aim of ensuring that high-quality, local beef is not a luxury but a standard. With our unique location, we stand as a beacon for fresh, locally sourced meat, being just two days away from serving the entire West Coast. Join our journey as we reshape the narrative of food sourcing and distribution in the U.S.

## Wyoming Legacy Meats
President
February 2022 - April 2023 (1 year 3 months)
Cody, Wyoming, United States

AJ Richards is a knowledgeable professional in agriculture and food supply chain management. While his experience provides the foundation for his work, his passion for improving the world around him is the fuel for his present and future projects. AJ was raised in a fifth generation ranching family, he developed a love of the land along with an understanding of hard work and strategic planning. This appreciation for nature and dedication to American agriculture set the path for his innovative entrepreneurial endeavors. Over the last several years, AJ has dedicated himself to researching and understanding the impact of agriculture on climate change and committed to repairing a damaged food system with domestic food security and regenerative agriculture.

## Anchor Brand Ranch
Sales And Marketing Specialist
February 2020 - April 2021 (1 year 3 months)
Utah, United States

I grew up as the city slicker cousin in a 5th generation ranching family. Everyone in my family since the early 1900's where ranchers and farmers of so some kind.

I have always had a desire to work in the agriculture industry but there was a belief that if you where not born into a family that does it then you need to be a millionaire to get into it.

When things changed with COVID-19 I decided to peruse my passion for agriculture. I am now the Anchor Brand community builder and sales manager. The ranch is owned by my cousin Ramzi Hughes in Souther Utah.

We make a great team. Ramzi has decades of experience passed down from many generations of ranchers. Anchor Brand Ranch raises some of the finest quality Grassfed beef in the US. They have great ground the lease for their herds grazing none of which is near any big agricultural. That means no pesticides or fertilizer overspray is anywhere near their cattle's food source.

I on the other hand I have just enough exposure and experience growing up with them to know how to tell the story of what goes on in ranching. I am also not so close to tradition I can help see new opportunities to grow the ranch and get the message out. With my background of building community and inspiring people to get involved and connected I will be connecting those interested directly with their food. We even have opportunities to join us for a cattle drive to experience the process!

Our beef goes from ranch to table in just 3 steps. No added hormones, no large scale feed lots, no mystery ingredients added at the butcher.

The calf is born and raise on the ranch.

When the cow gets big enough "naturally" we deliver it to the butcher. Usually close to 3 years old.

We pick up the packaged beef from the butcher after about 21-28 days of dry aging.

We then package and ship directly to you from our home, not a fulfillment center.

This is what sustainability and integrity in our agriculture supply chain looks like.

## Rush Club LLC
CEO
February 2013 - May 2020 (7 years 4 months)

Rush Club is a head to head single elimination functional fitness competition. Unlike other competitive fitness events, Rush Club uses weight classes to match up athletes. We take more of a "fitness to weight ratio" approach which makes the event much more exciting to watch.  Each workout is announced 30 days prior to the event so that athletes can train and develop proficiency as well as a strategy to maximize effectiveness.   The workout length will vary but will never be longer than 10 minutes. The winner get's winners purse, the Rush Club belt, and bragging rights. The loser will have their travel expenses covered and a gift bag from our sponsors. No one goes away empty handed.

## Rush Club Human Performance Center
Owner
October 2011 - November 2018 (7 years 2 months)
5950 E Brown Rd Mesa AZ 85205

## 222nd field artillery
US Army
January 2001 - May 2010 (9 years 5 months)
St George, Utah, United States

NBC NCO for Army Nation Guard battery for 8 years. Combat deployment January 2005 - July 2006.

Transitioned to Arizona Air National 2008-2010 and reclassified as Security Forces.

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# Education

## Pine View High School
General  · (1999 - 2001)